Exhibit 3.2.1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF
OLD LINE BANCSHARES, INC.

This Amendment to the Bylaws of Old Line Bancshares, Inc., a Maryland corporation, is effective as of March 24, 2011.

Article I, Section 2 of the Amended and Restated Bylaws is hereby amended to read as follows:

2. Annual Meetings. The annual meeting of the stockholders entitled to vote shall be held on a day and time duly designated by the Board of Directors. The purposes for which an annual meeting is to be held, in addition to those prescribed by law, by the Articles of Incorporation and by these Bylaws, may be specified by the Board of Directors or the Chairperson of the Board. If no annual meeting is held on the date fixed, or by adjournment therefrom, a special meeting of the stockholders may be held in lieu thereof, and any action taken at such special meeting shall have the same force and effect as if taken at the annual meeting.